05012992

parmalat

RECEIVED
2005 DEC -1 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

PROCESSED SUPPL
DEC 05 2005
THOMSON FINANCIAL

Collecchio, November 21, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

dlw 12/1

This Report Has Been Translated From The Original Italian Which Was Issued In Accordance With Auditing Standards And Criteria For Audits Recommended By Consob The Translation is Solely For The Convenience Of The Reader And Does Not Modify Or Otherwise Update The Original Report In Italian. This Translation Is Not A Substitute For The Original Report In Italian References In This Report To The Financial Statements Refer To The Financial Statements In The Original Italian And Not To Their Translation

REPORT ON THE EXAMINATION OF THE PRO-FORMA BALANCE SHEET AND INCOME STATEMENT, ON A STAND ALONE AND CONSOLIDATED BASIS, OF PARMALAT SPA AS OF 30 JUNE 2005 FOR THE SIX-MONTH PERIOD ENDED

To the Board of Directors of Parmalat SpA

1. We have examined the pro-forma statements related to the balance sheet and the income statement, on a stand alone and consolidated basis, and the notes thereto, of Parmalat SpA (hereinafter "Parmalat" or the "Company") as of 30 June 2005 and for the six-month period then ended (hereinafter the "Pro-Forma Statements").

   The Pro-Forma Statements have been derived from the balance sheet as of 30 June 2005 and the income statement for the six month period then ended for Parmalat; the management accounts relating to the consolidated financial position and consolidated financial performance of Parmalat Finanziaria SpA in Amministrazione Straordinaria (hereinafter "the Consolidated Balance Sheet and Income Statement") and the adjustments made to the Pro-forma Statements. The Parmalat balance sheet and income statement and the Consolidated Balance Sheet and Income Statement as of 30 June 2005 have not been audited, nor have we performed any procedures to verify whether the balance sheet and income statement as of 30 June 2005 of Parmalat and the Consolidated Balance Sheet and Income Statement agree to the accounting records, other information or any consolidation entries performed in regards to the preparation of the Pro-Forma Statements.

   The Pro-Forma Statements have been prepared on the basis of the assumptions illustrated in the notes included thereto, in order to retrospectively reflect the effects of the transfer of the assets and liabilities of the Entities included in the Proposed Settlement set out in the petition and signed by the Extraordinary Commissioner, the Issuer and the Foundation on 27 July 2004. The Proposed Settlement was submitted to the Court of Parma and forms and integral part of the Restructuring plan,

amended following a petition prepared in accordance with article 60 of Legislative Decree N° 270/1999 filed by the Extraordinary Commissioner on 18 February 2005 and subsequently approved by a decree issued by the Minister for Production Activities in agreement with the Minister for Agriculture and Forestry Policies on 1 March 2005. The Proposed Settlement was approved by the creditors and endorsed by the Court of Parma on 1 October 2005.

2. The purpose of the Pro-Forma Statements, prepared on a voluntary basis, is to present the effects resulting from the approval of the Proposed Settlement on the financial position and financial performance of Parmalat as if it had occurred on 30 June 2005 and, solely in regards to the effects on the financial performance, on 1 January 2005, in accordance with accounting policies consistent with historical data and in compliance with applicable legislation. However, it should be noted that if the Proposed Settlement had actually been approved on the assumed dates, the effects would not have necessarily been the same as those presented.

   The Pro forma Statements are the responsibility of Parmalat's directors. Our responsibility is to express an opinion on the reasonableness of the assuptions used by the directors and the correctness of the methodology applied in the preparation of these Pro-Forma Statements.

3. We conducted our examination in accordance with the criteria recommended by CONSOB in its communication DEM 1061609 of August 9, 2001 for the examination of pro-forma statements, and carrying out such tests as we considered necessary for the purposes of our engagement.

4. The Company has represented the accounting effect related to the approval of the Proposed Settlement as if it had occurred on 1 January 2004, recognising in the shareholders' equity at 30 June 2005 the losses that would have been theoretically incurred in financial year 2004, amounting to Euro 185 million and Euros 166.8 million respectively in the Pro-Forma balance sheet and income statements on a consolidated and stand alone basis. Moreover, the effects arising from the representation of certain accounting balances in accordance with IFRS, mainly relating to the re-measurement of the pension fund, amounting to Euro 47.1 million and Euro 38.3 million respectively in the Pro-Forma consolidated and non-consolidated balance sheet and income statement, have also been accounted for as a reduction in the respective opening shareholders' equity balances as at 1 January 2004. Such accounting treatment is not in line

with the methodology to be adopted in the preparation of pro forma data since it does not allow to represent, although theoretically, the accounting methodology that should be applied at the date of approval of the Proposed Settlement, occurred on 1 October 2005. Therefore, the above-mentioned balance sheet effects, should have been preliminary accounted for as an adjustment to goodwill and not as a reduction to shareholders' equity; accordingly, shareholders' equity and goodwill resulting from the Pro-Forma balance sheet and income statement, on a stand alone and consolidated basis, as of 30 June 2005 would have been higher by Euro 232.1 million and Euro 205.1 million respectively. It is being understood that the attribution of the Company's shares to the creditors will be carried out on the basis of the *recovery ratios* indicated in the Proposed Settlement that has been approved by the creditors; for accounting purposes only, following the provisions of the International Financial and Reporting Standard relating to Business Combinations (IFRS 3), the assets and liabilities transferred to the Company should be recorded at the fair value at the transfer date, correspondent to the endorsement date of the proposed Settlement, with the difference between the transfer value and the net fair value of the above-mentioned assets and liabilities transferred being accounted for as goodwill if positive, or taken to the income statement if negative.

5. The balance sheet and income statement of Parmalat as of 30 June 2005 and the Consolidated Balance Sheet and Income Statement have not been subject to any audit or review procedures.

6. From the work performed, except for the matters described in paragraph 4 above, nothing has come to our attention that causes us to believe that the assumptions applied by Parmalat SpA in the preparation of the Pro-Forma Statements, prepared to represent the effects on Parmalat of the approval of the Proposed Settlement, are not reasonable and that the methodology applied for the preparation of the above mentioned statements were not properly applied for the purpose described above. However, due to the significance of the limitation described in paragraph 5 above, we are not able to express an opinion on whether the accounting policies and principles applied in the preparation of the Pro-Forma Statements are correct, neither on the completeness and accuracy of disclosures required by generally accepted accounting principles.

7. We draw attention to the comment provided by the directors within the disclosure notes to the Pro-Forma Statements in relation to the fact that the transfer of the assets and liabilities of the Entities involved in the Proposed

Settlement in favor of the Issuer has been treated as an acquisition and accordingly reflected in the Pro-Forma Statements. Given the unavailability of a fair value of the above-mentioned individual assets and liabilities, these have been presented in the Pro-Forma Statements at their net book values included in the financial statements of the individual entities involved in the Proposed Settlement and the difference between the estimated purchase price and the net book value of the respective assets and liabilities has been provisionally allocated to "goodwill". Such transaction will have to be accounted for with reference to the fair value at the date of the effective transfer of assets and liabilities. The adoption of the fair values as at the transfer date for each asset and liability acquired may have had an impact on the Pro-Forma Statements, including the carrying value of goodwill.

Bologna, 25 October 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)